SO 11/25/03

**AA 11-25-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03052845

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 29375 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIRST SECURITIES OF WEST MONROE, INC.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 REGENCY PLACE, SUITE C
(No. and Street)

WEST MONROE, LA 71291
(City) (State) (Zip Code)

RECEIVED NOV 24 2003 187 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. A. MAHAFFEY (318) 325-7900
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STAGNI & COMPANY, LLC
(Name — *if individual, state last, first, middle name*)

11 JAMES BLVD., SUITE 210 ST. ROSE, LA 70087
(Address) (City) (State) Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, W. A. MAHAFFEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST SECURITIES OF WEST MONROE, INC., as of SEPTEMBER 30, ~~19~~ 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FIRST SECURITIES OF WEST MONROE, INC.



SEC MAIL PROCESSING
RECEIVED
NOV 24 2003
WASH. D.C.
187
SECTION


FINANCIAL REPORT

SEPTEMBER 30, 2003



STAGNI & COMPANY, LLC

CONTENTS

# FINANCIAL STATEMENTS



# STAGNI & COMPANY, LLC

## INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
First Securities of West Monroe, Inc.
West Monroe, Louisiana

We have audited the accompanying balance sheets of First Securities of West Monroe, Inc., as of September 30, 2003 and 2002, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting estimates used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Securities of West Monroe, Inc., as of September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

*Stagni & Company, LLC*

St. Rose, Louisiana
October 20, 2003



207 Lafaye Avenue
Thibodaux, LA 70301
Phone (985) 447-7226
Fax (985) 446-3032

11 James Blvd., Suite 210
St. Rose, LA 70087
Phone (504) 468-2258
Fax (504) 464-1473

A Professional Service Organization
Members: AICPA • LCPA
EMAIL: stagni@stagni.com
INTERNET: http://www.stagni.com

**FIRST SECURITIES OF WEST MONROE, INC.**
**BALANCE SHEETS**

September 30, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents (Note 1) | $ 49,275 | $ 68,503 |
| Other receivables | 4,387 | 3,796 |
| Trading securities (Notes 1 and 2) | 38,042 | 30,799 |
| Loans to stockholders (Note 4) | 88,450 | 85,633 |
| Deferred charges | - | 1,607 |
| Other assets | 220 | 220 |
| | $ 180,374 | $ 190,558 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities: | | |
| Accounts payable | $ - | $ 2,727 |
| Retirement contributions payable | 3,689 | 3,687 |
| Accrued expenses | 2,012 | 3,358 |
| Deferred credits | 90 | - |
| | $ 5,791 | $ 9,772 |
| Stockholders' equity (Note 6): | | |
| Common stock - no par value, 6,000 shares authorized, 2,015 shares issued and outstanding | $ 149,561 | $ 149,561 |
| Retained earnings | 25,022 | 31,225 |
| | $ 174,583 | $ 180,786 |
| | $ 180,374 | $ 190,558 |

See Notes to Financial Statements.

**FIRST SECURITIES OF WEST MONROE, INC.**
**STATEMENTS OF INCOME**

Years Ended September 30, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| Commission revenue | $ 8,178 | $ 44,341 |
| Operating expenses: | | |
| Brokerage fees | $ 272 | $ 110 |
| Employee benefits | 8,072 | 5,829 |
| Exchange and registration fees | 1,034 | 1,236 |
| Insurance | 150 | - |
| Office | 212 | 2,175 |
| Professional fees | 2,600 | 2,600 |
| Rentals | 4,630 | 5,558 |
| Salaries | 21,060 | 25,787 |
| Taxes and licenses | 54 | 322 |
| Telephone and utilities | 3,304 | 4,368 |
| Travel | 626 | - |
| | $ 42,014 | $ 47,985 |
| Operating income (loss) | $ (33,836) | $ (3,644) |
| Nonoperating income: | | |
| Interest and dividends | 29,330 | 3,934 |
| Income (loss) before taxes | $ (4,506) | $ 290 |
| Provision for income taxes | 1,697 | 391 |
| Net income (loss) | $ (6,203) | $ (101) |

See Notes to Financial Statements.

**FIRST SECURITIES OF WEST MONROE, INC.**
**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**

Years Ended September 30, 2003 and 2002

| | Common Stock | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|
| Balance, October 1, 2001 | $ 149,561 | $ 31,326 | $ 180,887 |
| Net income (loss) for the year ended September 30, 2002 | - | ( 101) | ( 101) |
| Balance, September 30, 2002 | $ 149,561 | $ 31,225 | $ 180,786 |
| Net income (loss) for the year ended September 30, 2003 | - | ( 6,203) | ( 6,203) |
| Balance, September 30, 2003 | $ 149,561 | $ 25,022 | $ 174,583 |

See Notes to Financial Statements.

**FIRST SECURITIES OF WEST MONROE, INC.**
**STATEMENTS OF CASH FLOWS**

Years Ended September 30, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income (loss) | $ (6,203) | $ (101) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Deferred income tax (credits) | 1,697 | 391 |
| Unrealized gains on trading securities | (4,163) | - |
| Investment income included in net loss | (3,080) | - |
| (Increase) decrease in commissions receivable | - | 1,690 |
| (Increase) decrease in other receivables | (591) | - |
| Increase (decrease) in accounts payable | (2,727) | 1,617 |
| Increase (decrease) in retirement contributions payable | 2 | (300) |
| Increase (decrease) in accrued expenses | (1,346) | 1,951 |
| Net cash flows from operating activities | $ (16,411) | $ 5,248 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Repayment of shareholder loans | $ 5,784 | $ 3,758 |
| Additional shareholder loans | (8,601) | (52,202) |
| Investment income | 3,080 | 7,503 |
| Purchases of securities | (3,080) | (7,418) |
| Net cash flows from investing activities | $ (2,817) | $ (48,359) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Net cash flows from financing activities | $ - | $ - |
| Net increase (decrease) in cash and cash equivalents | $ (19,228) | $ (43,111) |
| Cash and cash equivalents, beginning | 68,503 | 111,614 |
| Cash and cash equivalents, ending | $ 49,275 | $ 68,503 |

See Notes to Financial Statements.

# FIRST SECURITIES OF WEST MONROE, INC.
# NOTES TO FINANCIAL STATEMENTS

## Note 1. Organization and Summary of Significant Accounting Policies

Nature of operations:

First Securities of West Monroe, Inc., ("the Company") offers securities and commodities brokerage services. Transactions are executed through a clearinghouse. The Company's revenues are derived from commissions earned from transactions executed on behalf of its customers, within and without the State of Louisiana.

Use of estimates:

The Company's financial statements, prepared in conformity with generally accepted accounting principles, require the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting:

The Company's financial statements have been prepared on the accrual basis of accounting, whereby revenues are recognized when earned and expenses are recognized when the related liability is incurred.

Cash and cash equivalents:

The Company's policy is to include all highly liquid investments, having a maturity of three months or less from the date purchased (normally money market investments), as cash equivalents in the financial statements.

Investment securities:

Debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity securities, and are stated at cost, adjusted for amortization of premiums and accretion of discounts, which are reflected as adjustments to interest income on the straight line method. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of such securities sold, using the specific identification method.

Equity investments are classified as trading securities, and are stated at fair value, as of the balance sheet date. Gains and losses are reflected in the statements of income as adjustments to dividend income.

The Company does not maintain available-for-sale or held-to-maturity portfolios.

Income taxes:

Deferred taxes are provided to recognize the temporary differences between financial statement and taxable income. Temporary differences arise from the accretion of discounts on held-to-maturity securities, unrealized gains and losses on trading securities, and accrual of pension contributions for financial statement purposes.

**Note 2. Trading Securities**

Trading securities consist of the Company's investment in Kemper High Yield, Class A Mutual Fund. At September 30, 2003 and 2002, the Company owned 7,274 and 6,645 shares, respectively, with a fair value of $5.23 and $4.62 per share at those dates.

**Note 3. Income Taxes**

Income taxes payable and deferred for the years ended September 30, 2003 and 2002 are as follows:

| | 2003 | 2002 |
|---|---|---|
| Taxes currently payable (refundable) | $ - | $ - |
| Taxes deferred (credits) | 1,697 | 391 |
| Total expense (credits) | $ 1,697 | $ 391 |

At September 30, 2003 and 2002, deferred tax (credits) assets of $(90) and $1,607, respectively, have been recorded, which result from the unreversed temporary differences at the Company's effective tax rate. The Company made no income tax payments during 2003 and 2002. Net operating loss carryovers of $14,828 and $1,063 are available to offset future income taxes through 2019 and 2020, respectively.

**Note 4. Related Party Transactions**

The Company rents office furniture and equipment from a stockholder on a monthly basis. No annual rentals were paid to the stockholder for the years ended September 30, 2003 and 2002.

As of September 30, 2003 and 2002, $88,450 and $85,633, respectively, were due from stockholders for amounts advanced. The obligations are both interest bearing ($64,549 and $64,334, respectively, at 6%) and non-interest bearing ($23,901 and $21,299, respectively) and due on demand. These amounts are not expected to be repaid within the ensuing year.

During the year ended September 30, 2003, a stockholder paid the Company a total of $21,900 interest on advances from the Company.

**Note 5. Commitments and Contingent Liabilities**

Retirement plans:

The Company has a noncontributory defined contribution simplified employee pension to which it contributes 15% of qualified compensation for persons employed as of December 31, 1984. Subsequent employees must meet minimum length of service requirements.

Pension costs for the years ended September 30, 2003 and 2002 are $3,159 and $3,459, respectively. All past service costs have been fully amortized.

Lease commitments:

The Company has entered into an operating lease for office space at an annual cost of $4,200.

## Note 6. Common Stock Options

The Company has authorized the sale to two employees a total of 1,600 common shares at an option price of $99 per share. The options expire in 2006. No options were exercised during the years ended September 30, 2003 or 2002. At September 30, 2003 and 2002, options available for exercise are 1,600 at $99 per share.

## Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2003 and 2002, the Company had net capital of $77,890 and $87,044, which exceeded the required net capital by $47,890 and $57,044, respectively. The Company's net capital ratios were .074 to 1 and .112 to 1, respectively.

## Note 8. Other Liability Information

As of September 30, 2003 and 2002, all SIPC assessments have been paid. There were no liabilities subordinated to claims of general creditors as of or during the years ended September 30, 2003 and 2002.

# SUPPLEMENTARY INFORMATION



# STAGNI & COMPANY, LLC

## INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

Board of Directors
First Securities of West Monroe, Inc.
West Monroe, Louisiana

We have audited the financial statements of First Securities of West Monroe, Inc., as of and for the years ended September 30, 2003 and 2002, and have issued our report thereon dated October 20, 2003. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 11 through 15 is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Stagni & Company, LLC

October 20, 2003
St. Rose, Louisiana

207 Lafaye Avenue
Thibodaux, LA 70301
Phone (985) 447-7226
Fax (985) 446-3032

11 James Blvd., Suite 210
St. Rose, LA 70087
Phone (504) 468-2258
Fax (504) 464-1473



A Professional Service Organization
Members: AICPA • LCPA
EMAIL: stagni@stagni.com
INTERNET: http://www.stagni.com

**FIRST SECURITIES OF WEST MONROE, INC.**
**COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1**

September 30, 2003

**Part I**

| | | |
|---|---|---|
| Total Assets | | $ 180,374 |
| Less: Total liabilities (exclusive of subordinated debt) | | 5,791 |
| Net Worth (Total stockholders' equity) | | $ 174,583 |
| Additions to net worth | | |
| Deferred tax provisions | | $ - |
| Capital before deductions | | $ 174,583 |
| Deductions from and/or charges to Net Worth | | |
| Total non-allowable assets | 93,057 | |
| Additional charges for customers and non-customers security accounts | - | |
| Additional charges for customers and non-customers commodity accounts | - | |
| Aged fail-to-deliver - number of items ___________ | - | |
| less reserves of $___________ | - | |
| Aged short security differences - number of items _________ | - | |
| Secured demand note deficiency | - | |
| Commodity futures contracts and sopt commodities (proprietary - capital | - | |
| charges) | - | |
| Other deductions and/or charges | - | |
| Total deductions from and charges to Net Worth | | 93,057 |
| Net Capital before haircutrs on securities positions | | $ 81,526 |
| Haircuts on securities: | | |
| Contractual commitments | $ - | |
| Subordinated borrowings | - | |
| Trading and investment accounts: | - | |
| Bankers' acceptances, certificates of deposit and commercial paper | - | |
| U.S. and Canadian government obligations | - | |
| State and municipal government obligations | - | |
| Corporate obligations | - | |
| Stocks and warrants | 2,663 | |
| Options | - | |
| Arbitrage | - | |
| Other securities | 973 | |
| Undue concentration | - | |
| Total haircuts on securities | | 3,636 |
| Net Capital | | $ 77,890 |

FIRST SECURITIES OF WEST MONROE, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

September 30, 2003

**Part II**

| | | |
|---|---|---|
| Minimum net capital requirement | | $ 30,000 |
| Minimum net capital requirement of subsidiaries | | - |
| Total net capital requirement | | $ 30,000 |
| Total A.I. liabilities from Statement of Financial Condition | $ 5,791 | |
| Add: | | |
| Drafts for immediate credit | - | |
| Market value of securities borrowed for which no equivalent value is paid or credited | - | |
| Other unrecorded amounts includable in A. I. | - | |
| Deduct: Adjustment based on Special Reserve Bank Account | - | |
| Total aggregate indebtedness | | $ 5,791 |
| Ratio of aggregate indebtedness to net capital | | 7.43% |
| Excess net capital at 1500% (deficiency) | | $ - |
| Excess net capital at 1000% (deficiency) | | $ - |
| Net capital in excess of minimum requirements | | $ 47,890 |
| Equity as a percent of net worth | | 100% |

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

**Part III**

| | | |
|---|---|---|
| 4% of aggregate debit items (or $10,000 if greater) as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation - reporting broker or dealer | $ - | |
| | - | |
| Capital requirement(s) of consolidated subsidiaries: | | |
| Subsidiaries electing alternative method | - | |
| Other subsidiaries | - | |
| Total net capital requirement | | $ - |
| Excess net capital | | $ - |
| Net capital in excess of | | |
| 6% of aggregate debit items | | $ - |
| 7% of aggregate debit items | | $ - |

FIRST SECURITIES OF WEST MONROE, INC.

## STATEMENT REGARDING COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

**September 30, 2003**

First Securities of West Monroe, Inc., qualifies under the exemptions from Rule 15c3-3, since the Company does not carry customers' accounts. As such, no computation for determination of the reserve requirements under such rule is required, nor do the possession or control requirements apply.

## FIRST SECURITIES OF WEST MONROE, INC.

## STATEMENT REGARDING RECONCILIATION OF NET CAPITAL UNDER SEC RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3 WITH BROKER FILINGS

**September 30, 2003**

There were no material differences regarding the computation of net capital under SEC Rule 15c3-1 as of September 30, 2003, as it appears in this report, and the filing made by First Securities of West Monroe, Inc. In regard to any differences in the determination of the reserve requirements under Exhibit A of Rule 15c3-3, such computation is not included in this report, nor was one filed by First Securities of West Monroe, Inc., since the Company does not carry customer accounts and is therefore exempt under Rule 15c3-3.



# STAGNI & COMPANY, LLC

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
First Securities of West Monroe, Inc.
West Monroe, Louisiana

In planning and performing our audits of the financial statements of First Securities of West Monroe, Inc., for the years ended September 30, 2003 and 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by SEC Rule 17a-5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by First Securities of West Monroe, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control activities and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 1a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



207 Lafaye Avenue
Thibodaux, LA 70301
Phone (985) 447-7226
Fax (985) 446-3032

11 James Blvd., Suite 210
St. Rose, LA 70087
Phone (504) 468-2258
Fax (504) 464-1473

A Professional Service Organization
Members: AICPA • LCPA
EMAIL: stagni@stagni.com
INTERNET: http://www.stagni.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audits of the financial statements of First Securities of West Monroe, Inc., for the years ended September 30, 2003 and 2002, and this report does not affect our report thereon dated October 20, 2003.

There is inadequate segregation of duties within the Company, to such an extent that adequate internal control cannot be achieved. This condition is due to the limited number of personnel employed by the Company, and it would not be economically feasible to rectify the situation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 and 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

*Stagni & Company, LLC*

October 20, 2003
St. Rose, Louisiana